Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 1, 2024

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File No.: 333-282308
Leuthold Core Investment Fund
Leuthold Global Fund
Leuthold Grizzly Short Fund
Leuthold Core ETF
Leuthold Select Industries ETF (together, the “Acquiring Funds”)

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to Jason Venner on October 23, 2024, regarding the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), filed for the purpose of registering shares of beneficial interest (“Shares”) to be issued by the Trust on behalf of the Acquiring Funds in connection with the acquisition of substantially all of the assets of the Leuthold Core Investment Fund, Leuthold Global Fund, Leuthold Select Industries Fund, Leuthold Grizzly Short Fund, and Leuthold Core ETF (each, a “Target Fund,” and collectively, the “Target Funds”), each a series of Leuthold Funds, Inc., a Maryland corporation (the “Target Entity”), by and in exchange for Shares of the identically or similarly named Acquiring Fund (the “Transaction”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.Staff Comment: Please revise complex, dense, and technical information more simply, and in Plain English. Please explain clearly what prompted the merger, and any differences in fund fees and strategies, while avoiding the excessive use of defined terms.

Response: The Trust responds by making responsive revisions in the Registration Statement.

Shareholder Letter
2.Staff Comment: Please revise the shareholder letter in response to Staff Comment 1. In particular, emphasize, by using headings, information that is particularly important for shareholders to understand.

Response: The Trust responds by making the requested revisions, including by adding section headings throughout various subsections of the shareholder letter.

Proxy statement/prospectus

3.Staff Comment: Generally, please state the information as simply as possible, avoid the use of defined terms and move the chart currently on page 8 to the first page.

Response: The Trust responds by making responsive revisions, including by moving the referenced chart to the first page.

4.Staff Comment: The second paragraph under the “On What am I Being Asked to Vote” section contains the key concepts of the proxy statement. Please make each sentence in this paragraph into its own separate question with a corresponding answer, and limit defined terms in the Q&A section.

Response: The Trust responds by making the requested revisions, including by adding or revising the following questions. as applicable:
•WILL THE STRUCTURE OF THE FUNDS CHANGE?
•HOW DO THE ACQUIRING FUNDS COMPARE TO THE TARGET FUNDS?
•WHAT WILL SHAREHOLDERS RECEIVE IN THE PROPOSED REORGANIZATIONS?
•WHAT HAPPENS IF THE PROPOSED REORGANIZATIONS ARE NOT APPROVED?

5.Staff Comment: In the section, “What Are the Reasons for the Proposed Reorganizations”:
a.The first sentence states the “primary purpose” of the Reorganizations. If there are other purposes, please state them.

b.The first paragraph describes “lower expenses over time” while the second paragraph states the Acquiring Fund’s annual operating expense “will be equal to or lower than” the current expenses. Please clarify or revise for consistency.
Response: The Trust responds by confirming that the description of reasons for the proposed Reorganizations includes all material purposes and the first sentence has been revised accordingly.
The Trust supplementally confirms that the expenses immediately following the Reorganizations will be “equal to or lower” than the Target Fund expenses, and that these expenses are expected to subsequently become lower over time due to the expected larger asset size and potential for asset growth of the multiple series trust platform and the ability for fixed costs to be allocated across a larger asset base. Accordingly, the Trust has revised the disclosure to make this clearer.

6.In the ETF conversion section that follows:
a.Please explain what an ETF is and how investors acquire shares and cross-reference the ETF risk disclosures.
b.The first sentence of the third paragraph provides key information. Consider making in more prominent or a separate Q&A.

Response: The Trust responds by making the requested revisions.

7.Staff Comment: In the section, “How do the Funds’ Investment Objectives and Strategies Compare,” please highlight any material differences, including those identified in the comparison chart, or clarify supplementally that there are no material differences.

Response: The Trust responds by confirming supplementally that the Funds’ investment objectives and strategies do not differ in any material respect. The Trust also responds supplementally by clarifying that the differences in the Acquiring Fund strategies and risks identified in the comparison charts in the Proxy Statement/Prospectus are largely the result of improvements and enhancements to Acquiring Fund disclosures made in response to Staff comments to the Acquiring Funds' Form N-1A filing.

Comparison of Shareholder Rights
8.Staff Comment: Under the “Derivative Actions” section, the description of the governing instruments of the Acquiring Entity discloses that trustees “may require an undertaking by the shareholder making such request to reimburse the Acquiring Entity for the expense of any such advisors in the event that the Trustees determine not to bring such action.” Please either revise this provision, or acknowledge supplementally that, in the SEC’s view as relayed by the Staff, this provision does not apply to claims arising under the federal securities laws.

Response: The Trust responds by acknowledging supplementally that, consistent with the SEC’s view as relayed by the Staff, the identified provision does not apply to claims arising under the federal securities laws.

Target Fund Board Considerations in Approving the Reorganizations

9.Staff Comment: Please revise this section to better disclose what prompted the Reorganizations and why they were recommended to the Board. Please explain supplementally the circumstances that led to the Reorganizations being “re-approved” by the Target Fund Board.

Response: The Trust responds by revising the disclosure to clarify the Target Fund Board considerations in approving the Reorganizations, and to ensure that the Board’s considerations are described consistently throughout the Proxy Statement/Prospectus. The Trust confirms supplementally that the “re-approval” of the Reorganizations and the Plan described in the Proxy Statement/Prospectus resulted from a request from the Target Fund Board. Given that over a year had passed since the Board had first considered the Reorganizations, and nine months since the Board’s last review of the matters related to the Reorganizations, the Target Fund Board wanted to ensure that nothing material had changed. The Trust also notes supplementally that the Target Fund Board requested and has received updated due diligence information related to the Reorganizations from the Acquiring Entity.

10.Staff Comment: In the third paragraph, please include all material reasons for the Reorganizations considered by the Board, consistent with prior disclosure provide earlier in the document (including the prior explanation that the Target Select Industries Fund had not been successful at growing its assets in a traditional mutual fund structure). Please explain whether the other Target Funds were also considered for conversion to an ETF structure.

Response: The Trust responds by updating the disclosure to clarify the Target Fund Board considerations in approving the Reorganizations, and to ensure that the Board’s considerations are described consistently throughout the Proxy Statement / Prospectus.

11.Staff Comment: In the fourth paragraph that notes “some of the factors considered by the Target Fund Board in making their determination,” please ensure that all material factors are listed.

Response: The Trust responds by changing the referenced disclosure to clarify that all of the material factors considered by the Target Fund Board are disclosed in the filing, and to ensure that all material factors are identified in the filing.

* * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (341) 444-8827.

Sincerely,

/s/ Jason M. Venner
Jason M. Venner, Vice President
U.S. Bank Global Fund Services, on behalf of Managed Portfolio Series cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP